CADIZ INC.

550 South Hope Street

Suite 2850

Los Angeles, California 90071

April 24, 2020

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anuja A. Majmudar
Ms. Laura Nicholson

Re:	Cadiz Inc.
Registration Statement on Form S-3
Filed March 23, 2020
File No. 333-237352

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cadiz Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to April 28, 2020, 4:00 p.m., Eastern Time, or as soon thereafter as is reasonably practicable.

Thank you for your assistance in processing this filing. Should you have any questions or comments regarding this matter, please do not hesitate to contact the Company’s counsel, Mr. Kevin Friedmann at (310) 586-7747 or Ms. Laurie Green at (954) 768-8232.

Sincerely,

/s/ Timothy J. Shaheen
Timothy J. Shaheen,
Chief Financial Officer

cc:	Kevin Friedmann, Esq., Greenberg Traurig, LLP
Laurie Green, Esq., Greenberg Traurig, LLP